UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO SECTION 13A-16 15D-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                          For the month of January 2003

                        Commission File Number: 001-13184


                              TECK COMINCO LIMITED
             (Exact name of registrant as specified in its charter)


       Suite 600 - 200 Burrard Street, Vancouver, British Columbia V6C 3L9
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                  Form 20-F     [_]             Form 40-F       [X]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). [_]

         Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [_]

         Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes   [_]                     No      [X]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   TECK COMINCO LIMITED
                                   (Registrant)



Date:    January 8, 2003           By:  /s/ KAREN L. DUNFEE
                                        ---------------------------------------
                                        Karen L. Dunfee
                                        Corporate Secretary


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                                                           EXTERNAL NEWS RELEASE
                                                                        03-01-TC


FOR IMMEDIATE RELEASE:  January 8, 2003

        TECK COMINCO LIMITED ANNOUNCES SMALL SHAREHOLDER SELLING PROGRAM

Vancouver, B.C. -- Teck Cominco Limited ("Teck Cominco") (TSX: TEK.A, TEK.B) today announced a small shareholder selling program ("the Program") that enables registered and beneficial shareholders who own 99 or fewer Class A Common and/or Class B Subordinate Voting Shares ("Shares") of Teck Cominco as of January 7, 2003, to sell their Shares without incurring any brokerage commission. The sale of Shares will be executed through the facilities of The Toronto Stock Exchange.

The voluntary Program begins on January 8, 2003 and will expire on April 7, 2003, unless extended, and is designed to assist eligible shareholders in selling their Shares in a convenient and inexpensive manner. Both registered holders and beneficial holders of Shares held in nominee form are eligible to participate. The Program allows eligible shareholders the opportunity to either sell all, but not less than all, of their Shares or continue to maintain their current holdings. Participating shareholders will not incur any brokerage commissions if they elect to dispose of their Shares. Information about the Program and participation documents will be forwarded to eligible shareholders.

Teck Cominco is pleased to make this voluntary Program available to its shareholders. However, Teck Cominco makes no recommendation as to whether or not an eligible shareholder should participate in the Program. The decision to participate should be based upon a shareholder's particular financial circumstances. Eligible shareholders may wish to obtain advice from their broker or financial advisor as to the advisability of participating.

Teck Cominco has retained Georgeson Shareholder Communications Canada, Inc. of Toronto, Ontario to manage the Program and to handle share transactions and payment. Questions regarding the Program should be directed to them at 1(866) 388-5769 (English) or 1 (866) 463-6316 (francais).

                                      -30-


CONTACT: Karen L. Dunfee
         Corporate Secretary
         604  687-1117


                              TECK COMINCO LIMITED
                   200 BURRARD STREET, VANCOUVER, B.C. V6C 3L9
        -TEL: (604) 687-1117 - FAX: (604) 687-6100 - www.teckcominco.com